

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

May 28, 2010

Alfred P. West, Jr.
Chief Executive Officer
SEI Investments Company
1 Freedom Valley Drive
Oaks, Pennsylvania 19456-1100

> **Re:**   **Form 10-K for Fiscal Year Ended December 31, 2009**
> **File No. 000-10200**

Dear Mr. West:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have any other questions.

Sincerely,

Linda VanDoorn
Senior Assistant Chief Accountant